

February 15, 2012

<u>Via E-Mail</u>
Damian O'Hara
Chief Executive Officer
Northern Minerals, Inc.
167 Caulder Drive
Oakville, Ontario, Canada L6J 4T2

> **Re:** **Northern Minerals, Inc.**
> **Form 10-K for Fiscal Year Ended March 31, 2011**
> **Filed June 17, 2011**
> **File No. 333-144840**

Dear Mr. O'Hara:

     We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

     Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

     After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for Fiscal Year Ended March 31, 2011

Report on Independent Registered Public Accounting Firm, page 9

1. Please revise to provide an audit report whose opinion paragraph opines on the year ended March 31, 2010, in addition to March 31, 2011. It appears this is a typographical error in the audit report provided.

2. Please revise to provide an audit report which opines on the cumulative period from inception (March 5, 2007) to March 31, 2011. Please note that your independent accountant cannot rely on the work of Larry O'Donnell, CPA or Lawrence Scharfman, CPA for such prior periods as both independent accountants have been deregistered by the PCAOB.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Blaise Rhodes at (202) 551-3774 or Brian Bhandari at (202) 551-3390 if you have questions.

Sincerely,

/s/Tia L. Jenkins

Tia L. Jenkins
Senior Assistant Chief Accountant
Office of Beverages, Apparel and
Mining